

03052229

BB 12/01/03

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) STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
NOV 2 6 2003
WASH. D.C.

SEC FILE NUMBER
8-32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOBLE INTERNATIONAL INVESTMENTS, INC.
(File as confidential information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6501 Congress Avenue, Suite 100
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS J. ROSA — (561) 994-1191
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Dennis J. Rosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


TONYA SUMNER-ROBERTS
Notary Public - State of Florida
My Comm. Expires Aug 22, 2005
Commission # DD052209

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOBLE INTERNATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED SEPTEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS


Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.aheamcpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 4, 2003

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 288,319
Cash on deposit with clearing organizations	100,000
Securities owned, at market value	910
Consulting fees receivable, net of allowance for doubtful accounts of $30,000	50,383
TOTAL CURRENT ASSETS	439,612
ADVANCE TO OFFICER	27,500
DUE FROM RELATED ENTITY	94,753
PROPERTY AND EQUIPMENT, net	127,039
OTHER ASSETS	37,542
TOTAL	$ 726,446

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 130,487
Payable to brokers and dealers	82,400
Due to related entity	13,981
TOTAL CURRENT LIABILITIES	226,868
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	639,900
Deficit	(140,422)
TOTAL STOCKHOLDER'S EQUITY	499,578
TOTAL	$ 726,446

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUES:	
Commissions	$ 851,404
Investment banking and related fees	698,434
Net dealer inventory and investment gains and losses	2,810
Interest and dividends	49,011
Other revenue	11,400
TOTAL REVENUES	1,613,059
OPERATING EXPENSES:	
Employee compensation and benefits	600,473
Commissions	392,909
Professional services	280,215
Occupancy	241,346
Advertising and marketing	193,756
Clearing costs	116,338
Depreciation	60,391
General and administrative	47,669
Telephone	46,974
Licenses and registration	30,549
Postage and printing	30,390
Quotations and research	28,889
Insurance	10,864
Interest expense	507
TOTAL OPERATING EXPENSES	2,081,270
LOSS BEFORE INCOME TAXES	(468,211)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (468,211)

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock		Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
BALANCES, October 1, 2002	100	$ 100	$ 260,900	$ 327,789	$ 588,789
Contribution to capital	-	-	379,000	-	379,000
Net loss for the year ended September 30, 2003	-	-	-	(468,211)	(468,211)
BALANCES, September 30, 2003	100	$ 100	$ 639,900	$ (140,422)	$ 499,578

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (468,211)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	60,391
Allowance for bad debt	30,000
Changes in certain assets and liabilities:	
Consulting receivables	18,870
Due from related entity	(30,036)
Securities owned, at market value	150,086
Accounts payable and accrued expenses	28,461
Payable to brokers and dealers	56,995
Securities sold but not yet purchased, at market value	(5,195)
NET CASH USED IN OPERATING ACTIVITIES	(158,639)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in cash on deposit with clearing organizations	50,000
Purchase of office equipment	(11,014)
Advances to officer	(5,000)
NET CASH PROVIDED BY INVESTING ACTIVITIES	33,986
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution to capital	379,000
NET INCREASE IN CASH	254,347
CASH AND CASH EQUIVALENTS, Beginning of year	33,972
CASH AND CASH EQUIVALENTS, End of year	$ 288,319
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ 604

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Dutch American Holdings, Inc. ("Holdings"). Holdings, together with its subsidiaries, are hereinafter referred to as the "Combined Group".

The Company manages its customer accounts through Pershing Securities ("Pershing") on a fully disclosed basis. Pershing provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from brokers and dealers relates to commissions earned by the Company for trades executed by the other broker/ dealer on behalf of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line and accelerated methods. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the year ended September 30, 2003, there were no write-downs in value.

Cash and Cash Equivalents
Cash and cash equivalents (excluding cash on deposit with Pershing) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments
Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Advertising Costs
The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $119,444 for the year ended September 30, 2003.

Income Taxes
The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with Holdings, who has assumed responsibility for the ultimate payment of income taxes due. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

Statement of Comprehensive Income (Loss)
In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income (loss) is not presented since the Company had no items of other comprehensive income. Comprehensive income (loss) is the same as net loss for the period presented herein.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2003, the Company had net capital of $161,151, which was $61,151 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of 1.41 to 1, based on an aggregated indebtedness of $226,868 as of September 30, 2003.

NOTE 3. RETIREMENT SAVINGS PLAN

On July 31, 1998 the Company adopted a 401(k) and Profit Sharing Plan. This defined contribution plan covers all full-time employees who have one year of service and are age 21 years or older. Contributions made by the Company are at the discretion of the board of directors and are based on a percentage of the participant's elective deferral. For the year ended September 30, 2003, the Company contributed $2,535.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2003:

Furniture	$ 93,327
Equipment	39,003
Leasehold improvements	217,368
Total cost	349,698
Less: Accumulated depreciation	222,659
Property and equipment, net	$ 127,039

Depreciation expense totaled $60,391 for the year ended September 30, 2003.

NOTE 5. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consist of the following:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 910	$ -
Municipal bonds	-	-
Options and warrants	-	-
Total	$ 910	$ -

NOTE 6. INCOME TAXES

A summary of the income tax benefit for the year ended September 30, 2003 is as follows:

Currently refundable:	
Federal	$ -
State	-
Deferred tax benefit	180,700
Deferred tax asset allowance	(180,700)
Total income tax benefit	$ -

The Company has used an estimated combined federal and state effective tax rate of 40% for all tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences.

Temporary differences between the financial statement carrying amounts and tax bases of the Company's property and equipment and the current year net operating loss gave rise to net deferred tax assets at September 30, 2003. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized, therefore, the net deferred tax asset on the accompanying statement of financial condition is zero.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

NOTE 7. RELATED PARTY TRANSACTIONS

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership. NCM's principal business is that of registered investment advisors ("RIA"). Due to the undelineated relationship between the Company's securities business and the RIA service, certain expenses of the RIA are included in the accounts of the Company and then allocated back to the RIA via a systematic calculation based on the revenue of the RIA. As of September 30, 2003, the Company owed NCM $13,981. During the year ended September 30, 2003, the Company charged NCM $255,395 for commission expense and $388,210 for overhead allocation.

During the year, the Company advanced to Holdings a net total of $39,000. These advances are non-interest bearing with no repayment terms. As of September 30, 2003, Holdings owed the Company $94,753.

During the year, the Company advanced to an officer a total of $5,000. These advances are non-interest bearing with no repayment terms. As of September 30, 2003, a total of $27,500 was advanced and owed to the Company.

NOTE 8. COMMITMENTS AND CONTINGENCIES

NASD Arbitrations

The Company has been named in six separate NASD arbitration actions by former clients of the Company for allegedly violating various securities laws and NASD rules. These actions have not been settled as of September 30, 2003. Management intends to vigorously defend against these claims. For those actions referred to counsel, counsel has advised the Company that it is unable to opine on the likelihood of an unfavorable outcome, therefore, the financial statements are affected by an uncertainty the outcome of which is not susceptible of reasonable estimation. The accompanying financial statements do not include an accrual for any loss that may result from the ultimate outcome of these actions. Management believes that the settlement or resolution of these actions will not have a material effect on the financial position or results of operations of the Company.

Other

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2003, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

Operating Leases

The Company currently leases office space under a lease agreement that expires on December 31, 2005. This lease is accounted for as an operating lease.

Future minimum lease payments are as follows:

Year ending September 30,	Amount
2004	262,596
2005	269,467
2006	67,800
Totals	$ 599,863

Rent expense for the year ended September 30, 2003 was $255,997.

NOTE 9. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2003.

NOTE 9. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

<u>Concentrations of Credit Risk</u>
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2003

Total stockholder's equity	$ 499,578	
Less: Ownership equity not allowable for net capital	(910)	
Total stockholder's equity qualified for net capital		$ 498,668
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Property and equipment	127,039	
Consulting fees receivable	50,383	
Other assets	37,542	
Due from related entity	94,753	
Advance to officers	27,500	
Petty cash	300	337,517
Net Capital before Haircuts on Securities Positions		161,151
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Trading and investment securities:		
Stocks and warrants	-	
Undue concentration	-	
Other	-	-
NET CAPITAL		$ 161,151
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 130,487
Due to related entity		13,981
Payable to brokers and dealers		82,400
TOTAL AGGREGATE INDEBTEDNESS		$ 226,868
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 100,000
Net capital		161,151
EXCESS NET CAPITAL		$ 61,151
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of September 30, 2003):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 161,151
Net audit adjustments		-
NET CAPITAL PER ABOVE		$ 161,151

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of September 30, 2003.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL PURSUANT TO SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED SEPTEMBER 30, 2003


Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL PURSUANT TO SEC RULE 17a-5(g)(1)

Board of Directors
Noble International Investments, Inc.

In planning and performing our audit of the financial statements of Noble International Investments, Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. . However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 4, 2003